May 26, 2026

Ke Chen
Chief Executive Officer
WF International Ltd.
No. 1110, 11th Floor, Unit 1, Building 7
No. 477, Wanxing Road
Chengdu, Sichuan, China, 610041

        Re: WF International Ltd.
            Registration Statement on Form F-3
            Filed May 11, 2026
            File No. 333-295778
Dear Ke Chen:
       This is to advise you that we do not intend to review your registration statement.
        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:    Richard I. Anslow, Esq.